Altimar Acquisition Corporation

40 West 57th Street

33rd Floor

New York, NY 10019

October 21, 2020

VIA EDGAR

United States Securities and Exchange
Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Re:                             Altimar Acquisition Corporation

Registration Statement on Form S-1 Filed October 7, 2020, as amended

File No. 333-249368

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Altimar Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 22, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Tom Wasserman
Tom Wasserman
Chief Executive Officer